November 22, 2019

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TKK Symphony Acquisition Corporation

Schedule TO-I filed October 17, 2019

Filed by TKK Symphony Acquisition Corporation

File No. 005-90609

Dear Mr. Panos:

We are counsel to TKK Symphony Acquisition Corporation, a Cayman Islands exempted company (“TKK”), and have reviewed the comments of the staff (the “Staff”) set forth in its comment letter of November 8, 2019 in connection with the above-captioned filing. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of TKK. Concurrently with the filing of this response letter, TKK is filing an amendment to the Schedule TO-I with the Securities and Exchange Commission to reflect both the revisions below and in response to the Staff’s comment letter dated October 24, 2019. Capitalized terms not defined in this letter have the same meanings as in the Offer to Purchase filed as an exhibit to the Schedule TO-I.

Offer to Purchase for Cash | Exhibit (a)(1)(a) to Schedule TO

Risk Factors

Risks Related to Doing Business in China, page 26

1.	Please add risk factors that discuss the following:
●	Uncertainties with respect to indirect transfers of PRC taxable properties;
●	Implementation of new labor laws and regulations;
●	Governmental control of currency conversion;
●	Your auditor not being subject to inspections by the Public Company Accounting Oversight Board;
●	Potential volatility of your ordinary shares; and
●	Potential for declines in the market price or trading volume of your ordinary shares if analysts publish unfavorable research about your business

Response: We have revised our disclosure as requested to include the following risk factors:

Following the Business Combination, we will face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, considerations include, inter alia, (i) whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and (iii) whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to its offshore transactions or sales of its shares or those of its offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Accordingly, following the Business Combination, if a holder of our ordinary shares purchases our ordinary shares in the open market and sells them in a private transaction, or purchases our ordinary shares in a private transaction and sells them in the open market, and fails to comply with the SAT Circular 7, the PRC tax authorities may take actions, including requesting us to provide assistance for their investigation or impose a penalty on us, which could have a negative impact on our business operations. In addition, since we may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures, the PRC tax authorities might impose taxes on capital gains or request that we submit certain additional documentation for their review in connection with any potential acquisitions, which may incur additional acquisition costs, or delay our acquisition timetable.

The PRC tax authorities have discretion under Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that involve complex corporate structures. Following the Business Combination, if we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

New legislation or changes in the PRC labor laws or regulations may affect Glory Star Group’s business operations.

Relevant PRC labor laws or regulations could be amended or updated from time to time, and new laws or regulations may be enacted. Glory Star Group may be required to change its business practices in order to comply with the new or revised labor laws and regulations or adapt to policy changes. There can be no assurance that Glory Star Group will be able to change its business practices in a timely or efficient manner pursuant to such new requirements. Any such failure may subject Glory Star Group to administrative fines or penalties or other adverse consequences which could materially and adversely affect Glory Star’s brand name, reputation, business, financial condition and results of operations.

Governmental control of currency conversion may limit Glory Star Group’s ability to utilize its net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi (RMB) into foreign currencies and, in certain cases, on the remittance of currency out of China. Glory Star Group receives all of its revenues in Renminbi. Under Glory Star Group’s current corporate structure, Glory Star will primarily rely on dividend payments from the WFOE to fund any cash and financing requirements Glory Star may have, or for the possible payment of dividends. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of the WFOE may be used to pay dividends to Glory Star. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of the WFOE and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, if any, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents Glory Star Group from obtaining sufficient foreign currencies to satisfy its foreign currency demands, following the Business Combination, Glory Star may not be able to pay dividends to TKK in foreign currencies which would affect the value of your investment.

The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to our shareholders and investors.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the U.S. in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors toward such companies listed in the United States, which consequently may affect the trading performance of our ordinary shares, regardless of our actual operating performance following the Business Combination. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations post Business Combination, including the following:

● variations in Glory Star Group’s revenues, earnings and cash flow;

● announcements of new product and service offerings, investments, acquisitions, strategic partnerships, joint ventures, or capital commitments by Glory Star Group’s or its competitors;

● changes in the performance or market valuation of Glory Star Group’s company or its competitors;

● changes in financial estimates by securities analysts;

● changes in the number of Glory Star Group’s users and customers;

● fluctuations in Glory Star Group’s operating metrics;

● failures on Glory Star Group’s part to realize monetization opportunities as expected;

● additions or departures of Glory Star Group’s key management and personnel;

● release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

● detrimental negative publicity about Glory Star Group, its competitors or its industry;

● market conditions or regulatory developments affecting Glory Star Group or its industry; and

● potential litigations or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and the price at which our ordinary shares will trade. In the past, shareholders of a public company often brought securities class action suits against the listed company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on Glory Star’s financial condition and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Glory Star’s business, the market price for our ordinary shares and trading volume could decline.

Following the Business Combination, the trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about Glory Star or its industry. If research analysts do not establish and maintain adequate research coverage or if the analysts who cover Glory Star downgrade our ordinary shares or publish inaccurate or unfavorable research about Glory Star’s industry, the market price for our ordinary shares might decline. If one or more of these analysts cease coverage of Glory Star or fail to publish reports on Glory Star regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

In response to the Staff’s comment on the risk factor that Glory Star’s auditors are not being subject to inspection by the Public Company Accounting Oversight Board (PCAOB), we have been informed by Glory Star’s auditors that their audit practice and working paper in China are open to inspection by the PCAOB and that their other China related audit works have been inspected by PCAOB in the past. We have revised the disclosures to include the following risk factor:

While the Public Company Accounting Oversight Board (PCAOB) currently has access to inspect the auditor’s work papers and practices of Glory Star Group in China, new laws or restrictions imposed by the Chinese government may limit or restrict the PCAOB inspection which would deprive you of the benefits of such inspection.

Glory Star’s independent registered public accounting firm that issues the audit reports included in this Offer to Purchase, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and the relevant professional standards. The PCAOB currently has access to inspect the working paper of Glory Star’s auditors, however, new laws or restrictions may be imposed in China that may place new restrictions on PCAOB access to the auditor’s work papers of Glory Star, or if it extends its restrictions beyond firms it is currently preventing from sharing work papers. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. Investors may lose confidence in Glory Star’s reported financial information and procedures and the quality of its financial statements if the PCAOB access to Glory Star’s auditors is limited or restricted.

2.	We note your disclosure on page 33 which states, “Restrictions on foreign exchange under PRC laws may limit Glory Star’s ability to convert cash derived from its operating activities into foreign currencies and may materially and adversely affect the value of your investment.” Please provide disclosure in your liquidity section of your MD&A and footnotes to your financial statements regarding current cash balances and where they are located and your ability to repatriate the cash outside of the PRC. Also, provide this disclosure when discussing pro forma balance sheet data explaining where the cash from the redemption will be located after the business combination is effective.

Response: We have revised the disclosure as requested as follows:

Page 133:

All of Glory Star Group’s cash and cash equivalent as of December 31, 2018 were held in China, of which all denominated in Renminbi. In addition, Glory Star is a holding company with no material operations of its own. Glory Star conducts its operations primarily through its subsidiaries and VIEs in China. As a result, Glory Star’s ability to pay dividends depends upon dividends paid by Glory Star’s wholly-owned subsidiaries. In addition, Glory Star’s WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Glory Star’s WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Glory Star currently plans to reinvest all earnings from its WFOE to business development and does not plan to request dividend distributions from the WFOE.

Glory Star believes that its working capital is at a positive position and is sufficient to meet its operation requirement in the next 12 months. It is primarily contributed from (1) Glory Star Group’s current position of cash and cash equivalents, (2) cash flows provided by operating activities, and (3) net proceeds from this business combination.

If Glory Star experiences an adverse operating environment or incurred anticipated capital expenditure requirement, or if Glory Star accelerate its growth, then additional financing may be required. No assurance can be given, however, that the additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale or additional securities. Any financing, which involves the sale of equity securities or instruments that are convertible into equity securities, could result in immediate and possibly significant dilutions to Glory Star’s existing shareholders.

Page 125:

(d) Cash and cash equivalents. Cash consists of cash on hand and cash in banks. Glory Star Group maintains cash with various financial institutions in China. As of December 31, 2017 and 2018, and June 30, 2019 (unaudited), cash balances were $5,186 thousand, $2,437 thousand, and $1,290 thousand, respectively, and were uninsured and all located inside of the PRC. Glory Star Group has not experienced any losses in its bank accounts and believes it is not exposed to any risks on its cash in its bank accounts.

Page F-42:

(d) Cash and cash equivalents

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of December 31, 2017 and 2018, cash balances were $5,186, and $2,437, respectively, and were uninsured and all located inside of the PRC. The Company has not experienced any losses in its bank accounts and believes it is not exposed to any risks on its cash in its bank accounts.

Page F-70:

(h) Cash and cash equivalents

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of June 30, 2019 (unaudited), cash balances were $1,290, and were uninsured and all located inside of the PRC. The Company has not experienced any losses in its bank accounts and believes it is not exposed to any risks on its cash in its bank accounts.

Page 143:

(4)    In Scenario 1, which assumes no TKK shareholders exercise their redemption rights, all TKK shares previously subject to redemption for cash amounting to $249.8 million would be transferred to permanent equity. In Scenario 2, which assumes the same facts as described in Items 1, 2 and 3 above, but also assumes the maximum number of TKK shares are redeemed for cash by TKK shareholders, $243.0 million would be paid out in cash. The $243.0 million, which is the amount required to redeem 23,824,290 TKK shares, represents the maximum redemption amount to leave a minimum of $5.0 million of net tangible assets, including the cash to be released from TKK’s Trust Account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders based on a consummation of the Business Combination on June 30, 2019. Cash not used in the redemption will remain in a bank account in the United States after the closing of the Business Combination until the management of the combined company makes a further determination.

3.	Considering the statutory or contractual restrictions which affect your subsidiaries’ ability to make intercompany funds transfers, tell us how you determined that it was not necessary for you to provide condensed parent company financial information and other data in a financial statement schedule in accordance with Rules 5-04 and 12-04 of Regulation S-X.

Response: In response to the Staff’s comment, we have been informed by Glory Star that relevant PRC statutory laws and regulations permit payments of dividends by Glory Star’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to Securities and Exchange Commission Regulation S-X Rule 5-04 and 12-04, condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrants proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not transferred to the parent company by subsidiaries in the form of loans and advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

In accordance with the PRC laws and regulations, registered capital and statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require registered capital and annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as paid-in capital, additional paid-in capital and statutory surplus fund, Glory Star’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are restricted in their ability to transfer this portion of their net assets to Glory Star, which are the restricted net assets of Glory Star ’s PRC subsidiaries, the VIE and the VIE’s subsidiaries (the “restricted net assets”).

Glory Star performed a test on the restricted net assets with Securities and Exchange Commission Regulation S-X Rule 5-04 and 12-04, concluded that it was not applicable for Glory Star to disclose the condensed financial information for the parent company for the years ended December 31, 2017 and 2018 because the net restricted net assets were 4.2 percent of the consolidated equity as of December 31, 2018, which does not exceed 25 percent of the consolidated equity as of the end of the most recently completed fiscal year.

Information about TKK and Glory Star Group

Overview, page 49

4.	You state that the number of downloads of Glory Star Group’s CHEER App exceeded 50 million as of August 30, 2019. For context, please disclose the number of downloads for the periods presented.

Response: We have revised the disclosure regarding the number of downloads of Glory Star Group’s CHEER App during the six month periods ended June 30, 2019 and 2018 as follows:

Page 50:

For the six month periods ended June 30, 2018 and 2019, downloads of Glory Star Group’s CHEERS App were approximately 1.97 million and 22.7 million, respectively. As of June 30, 2018, June 30, 2019, and August 30, 2019, the cumulative number of downloads of the CHEERS App exceeded 8.55 million, 35.5 million, and 55 million, respectively.

Cheers APP, page 51

5.	Please define Gross Merchandise Value and, for context, disclose the amount of revenue Glory Star Group derived from these sales.

Response: We have revised the disclosure to define Gross Merchandise Value and provided the amount of revenues Glory Star Group derived from these sales as follows:

Page 51:

As of June 30, 2019, Glory Star Group’s e-Mall has sold over 3,000 Stock Keeping Units (“SKUs”), recording over RMB6.73 million (US$0.96 million) in the volume of merchandise sold through its CHEERS App - gross merchandise value (“GMV”), which represents approximately RMB0.29 million (US$0.04 million) in revenues, achieving an impressive monthly GMV of RMB3.5 million (US$0.5 million) in June 2019, up from only RMB1.3 million (US$0.2 million) in April 2019.

Organization Structure, page 62

6.	Please file the business cooperation agreement, exclusive option agreement, share pledge agreement, proxy agreements and powers of attorney, confirmation and guarantee letter, spousal consent, master exclusive service agreement and Glory Star Group organizational documents as exhibits to your Schedule TO-I. Refer to Item 12 of Schedule TO and corresponding Item 1016(a)(5) of Regulation M-A.

Response: We have included the business cooperation agreement, exclusive option agreement, share pledge agreement, proxy agreements and powers of attorney, confirmation and guarantee letter, spousal consent, master exclusive service agreement and the Glory Star Group organizational documents as exhibits to the Schedule TO-I.

Industry Overview, page 55

7.	Please disclose that you commissioned the iResearch report.

Response: We have revised the disclosure as requested to disclose that Glory Star commissioned the iResearch report as follows.

Page 55:

Growth of e-commerce in China.

The growing e-commerce market scale, as well as the population of online shoppers in China, have built a solid industry outlook for emerging e-commerce platforms. In an October 2019 market research study that we commissioned, Market Overview of Content-Driven E-commerce Platform in China, iResearch Consulting reported that the total e-commerce market sales in China has reached RMB15,242 billion in 2018, with a compound annual growth rate (CAGR) of 17.6% from 2014 to 2018. The e-commerce sales in China grows faster than that of total retail sales of consumer goods in China, which has a CAGR of 8.8% from 2014 to 2018.

The Business Combination

Background of the Business Combination, page 87

8.	Please disclose the specific reasons you decided against pursuing the business combination with the target in the Asia Pacific aviation sector.

Response: Prior to entering into negotiations with Glory Star, TKK had discussions with a potential target in the Asia Pacific aviation sector. Among other considerations was the need for the target, following the business combination, to be able to source goods and services on a cost efficient basis, and for this reason, the target suggested that TKK partner with another entity in the aviation sector with pre-existing supply arrangements. During the period that TKK was having preliminary discussions with a potential partner, another Asia Pacific aviation company entered into a definitive agreement with, and acquired, the target.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Glory Star Group, page 124

9.	Please disclose the key metrics that management uses to manage the business for each period presented.

Response: In response to the Staff’s comment, we have revised the disclosure to provide key metrics Glory Star’s management uses to manage its business as follows:

Page 124:

Key Metrics

Glory Star monitors the following key metrics to evaluate the growth of its business, measure the effectiveness of its marketing efforts, identify trends affecting its business, and make strategic decisions:

CHEERS App Downloads. Glory Star defines this metric as the total number of downloads of the CHEERS App as of the end of the period. Because Glory Star has expanded into e-commerce through its CHEERS App, it believes that this is a key metric in understanding the growth in this business. The number of downloads demonstrates whether Glory Star is successful in its marketing efforts in converting viewers of its professionally-produced content on other platforms to the CHEERS App. Glory Star views the number of downloads at the end of a given period as a key indicator of the attractiveness and usability of its CHEERS App and the increased traffic to its e-Mall platform. As of June 30, 2018 and 2019, downloads of the CHEERS App exceeded 8.55 million and 35.5 million, respectively, and as of August 30, 2019, the number of downloads of the CHEERS App exceeded 55 million. Glory Star believes that this increase in downloads demonstrate the success it has in converting viewers of its content to the CHEERS App.

Gross Merchandise Value (GMV). Glory Star defines gross merchandise value, or GMV, as the volume of merchandise sold through its CHEERS App at the end of the period. As Glory Star grows its e-Mall platform, it is important to monitor the volume of merchandise that it has sold through the e-Mall. By keeping track of the GMV, it allows Glory Star to determine the attractiveness of its CHEERS App platform to its merchants and users. As of June 30, 2019, Glory Star Group’s e-Mall has sold over 3,000 Stock Keeping Units (“SKUs”), recording over RMB6.73 million (US$0.96 million) in the volume of merchandise sold through its CHEERS App - gross merchandise value (“GMV”), which represents approximately RMB0.29 million (US$0.04 million) in revenues, achieving an impressive monthly GMV of RMB3.5 million (US$0.5 million) in June 2019, up from only RMB1.3 million (US$0.2 million) in April 2019. Glory Star believes that growth in the GMV will be driven significantly by Glory Star’s ability to attract and retain users to the CHEERS App through its professionally-produced content and to further enhance its product offerings.

Liquidity and Capital Resources, page 133

10.	Please expand your disclosure to provide more robust analysis of anticipated cash requirements, including your ability to meet existing and known or reasonably likely long-term cash requirements.

Response: In response to the Staff’s comment, we have revised the disclosure to provide a more robust analysis of anticipated cash requirement, including Glory Star’s ability to meet existing and known reasonable likely long-term cash requirements as follows:

Page 133:

All of Glory Star Group’s cash and cash equivalent as of December 31, 2018 were held in China, of which all denominated in Renminbi. In addition, Glory Star is a holding company with no material operations of its own. Glory Star conducts its operations primarily through its subsidiaries and VIEs in China. As a result, Glory Star’s ability to pay dividends depends upon dividends paid by Glory Star’s wholly-owned subsidiaries. In addition, Glory Star’s WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Glory Star’s WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Glory Star currently plans to reinvest all earnings from its WFOE to business development and does not plan to request dividend distributions from the WFOE.

Glory Star believes that its working capital is at a positive position and is sufficient to meet its operation requirement in the next 12 months. It is primarily contributed from (1) Glory Star Group’s current position of cash and cash equivalents, (2) cash flows provided by operating activities, and (3) net proceeds from this business combination.

If Glory Star experiences an adverse operating environment or incurred anticipated capital expenditure requirement, or if Glory Star accelerate its growth, then additional financing may be required. No assurance can be given, however, that the additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale or additional securities. Any financing, which involves the sale of equity securities or instruments that are convertible into equity securities, could result in immediate and possibly significant dilutions to Glory Star’s existing shareholders.

Glory Star Audited Financial Statements

1. Organization and Principal Activities

The VIE contractual arrangements

Share Pledge Agreement, page F-40

11.	We note your statement that, “The equity pledges on the VIE’s equity interests are in the process of being registered with the Market Supervision Administration Authority in China.” Please explain to us your consideration of how this circumstance impacts your ability to consolidate under the VIE guidance.

Response: In response to the Staff’s comment, we have been informed by Glory Star that the equity pledges are still in the process of being registered with the Market Supervision Administration Authority in China. The registration is an administrative step but not a necessary condition for the effectiveness of the Share Pledge Agreement, which has come into force after signatures.

Glory Star believes that the series of VIEs Agreements which include Business Cooperation Agreement, Exclusive Option Agreement, Proxy Agreement and Power of Attorney, Master Exclusive Service Agreement, Share Pledge Agreement and Confirmation and Guarantee Letter would enable the WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs and its subsidiaries and (2) receive the economic benefits of the VIEs and its subsidiaries that could be significant to the VIEs. Accordingly, Glory Star believes that the WFOE is the primary beneficiary of the VIEs and its subsidiaries and has the ability to consolidate under the VIE guidance.

The equity pledges are to secure the WFOE’s right and the performance of the VIEs as well as their shareholders’ performance of their obligations under the VIEs agreements. The absence of the completion of registration of equity pledges would not have a substantial adverse effect on WFOE’s obtaining of the primary benefit from the VIEs and its subsidiaries and WFOE’s ability to consolidate the VIEs and its subsidiaries.

Risks in relation to the VIE structure, page F-41

12.	Please provide VIE disclosure in accordance with ASC 810-10-50-14, for example disclose; if the VIE’s assets can only be used to settle specific obligations of the VIE, disclose lack of recourse related to creditors, and terms that could require the reporting entity to provide financial support to the VIE.

Response: In response to the Staff’s comment, we have revised the disclosure in accordance with ASC 810-10-50-14 as follows:

Pages F-41 and F-66:

The Company believes that there are no assets in the VIEs that can be used only to settle specific obligations of the VIEs, except for the registered capital of the VIEs and non-distributable statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans.

2. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-44

13.	We note your critical accounting policy disclosures on page 127. For licenses of TV series, please clarify if you recognize revenue at the point in time when each episode is made available to the licensee for exhibition and the license period has begun or over some other period. To the extent that your revenue recognition policies differs for licenses of content produced solely by you compared to content produced with others, please revise your disclosures to separately describe your accounting policies for each. Please refer to ASC 606-10-50-12 and ASC 606-10-55-58 through 55-62.

Response: In response to the Staff’s comment, we have been informed by Glory Star that copyright revenue in a contract is recognized over time based on the number of episodes delivered, which depict the progress toward complete satisfaction of transferring copyright license of TV series. Glory Star usually signs a contract with a customer which includes a series of episodes that are substantially the same and that have the same pattern of transfer to the customer, and the delivery of the series of episodes is defined as the only performance obligation in the contract.

The revenue from licenses of content produced by Glory Star and co-producers has only generated during the six month period ended June 30, 2019. We have revised the disclosures as follows:

Page 127:

(1) Copyright revenue. Glory Star Group self produces or coproduces TV series featuring lifestyle, culture and fashion, and licenses the copyright of the TV series on an episode basis to the customer for broadcast over a period of time. Generally, Glory Star Group signs a contract with the customer who requires Glory Star to deliver a series of episodes that are substantially the same and that have the same pattern of transfer to the customer. Accordingly, the delivery of the series of episodes is defined as the only performance obligation in the contract.

For the TV series produced solely by Glory Star Group, Glory Star Group satisfies its performance obligation over time by measuring the progress toward the delivery of the entire series of episodes which is made available to the licensee for exhibition after the license period has begun. Therefore, the copyright revenue in a contract is recognized over time based on the progress regarding the number of episodes delivered.

Glory Star Group also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For the TV series produced by Glory Star Group with co-producers, Glory Star Group satisfies its performance obligation over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation related to the delivery of a number of episodes has been satisfied.

Pages F-44 and F-68:

Copyright revenue.

The Company self produces or coproduces TV series featuring lifestyle, culture and fashion, and licenses the copyright of the TV series on an episode basis to the customer for broadcast over a period of time. Generally, the Company signs a contract with a customer which requires the Company to deliver a series of episodes that are substantially the same and that have the same pattern of transfer to the customer. Accordingly, the delivery of the series of episodes is defined as the only performance obligation in the contract.

For the TV series produced solely by the Company, the Company satisfies its performance obligation over time by measuring the progress toward the delivery of the entire series of episodes which is made available to the licensee for exhibition after the license period has begun. Therefore, the copyright revenue in a contract is recognized over time based on the progress of the number of episodes delivered.

The Company also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For TV series produced by Glory Star Group with co-producers, the Company satisfies its performance obligations over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation relating to the delivery of a number of episodes has been satisfied.

14.	Please revise to clarify, if true, that you recognize advertising revenue as impressions are delivered. For advertising contracts that involve third-party agencies, please explain how you concluded that you were the principal or agent in the related arrangements. Please refer to ASC 606-10-50-12(c) and ASC 606-10-55-36 through 55-40.

Response: In response to the Staff’s comment, we have been informed by Glory Star that advertising revenue from the contract with ad agencies is recognized over the time during which advertising services are provided. Glory Star defines each purchase order under the framework contract as a revenue arrangement which contains a bundle of advertisements with substantially the same transfer pattern.

For contracts that involves third-party advertising agencies, Glory Star is deemed to be the principal insofar as Glory Star is responsible for fulfilling the obligation to provide advertising services and has discretion in establishing the price for each specified advertisement, which indicates that Glory Star controls the advertising services before such services are transferred to customers under the contract.

We have revised the disclosures as follows:

Page 127:

(2) Advertising revenue.

Glory Star Group generates revenue from sales of various forms of advertising on its TV series and streaming content by way of 1) advertisement displays, or 2) the integration of promotion activities in TV series and content to be broadcast. Advertising contracts are signed to establish the different contract prices for different advertising scenarios, consistent with the advertising period. Glory Star Group enters into advertising contracts directly with the advertisers or the third-party advertising agencies that represent advertisers.

For the contracts that involve the third-party advertising agencies, Glory Star Group is principal as it is responsible for fulfilling the promise of providing advertising services and has the discretion in establishing the price for the specified advertisement. Under a framework contract, Glory Star Group receives separate purchase orders from advertising agencies before the broadcast. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized monthly over the service period of the purchase order.

For contracts signed directly with the advertisers, Glory Star Group commits to display a series of advertisements which are substantially the same or similar in content and transfer pattern, and the display of the whole series of advertisements is identified as the single performance obligation under the contract. Glory Star Group satisfies its performance obligations over time by measuring the progress toward the display of the whole series of advertisements in a contract, and advertising revenue is recognized over time based on the number of advertisements displayed.

Payment terms and conditions vary by contract types, and terms typically include a requirement for payment within a period from 3 to 13 months. In instances where the time length between the transfer of service and the collection of consideration is more than 12 months, Glory Star Group has determined that the advertising contracts generally do not include a significant financing component, as the time value of the portion of service with long credit term is insignificant to the full contract price. Both direct advertisers and third-party advertising agencies are generally billed at the end of the display period and require Glory Star Group to issue VAT invoices in order to make their payments.

Pages F-45 and F-68:

(2) Advertising revenue.

The Company generates revenue from sales of various forms of advertising on its TV series and streaming content by way of 1) advertisement displays, or 2) the integration of promotion activities in TV series and content to be broadcast. Advertising contracts are signed to establish the different contract prices for different advertising scenarios, consistent with the advertising period. The Company enters into advertising contracts directly with the advertisers or the third-party advertising agencies that represent advertisers.

For the contracts that involve the third-party advertising agencies, the Company is principal as the Company is responsible for fulfilling the promise of providing advertising services and has the discretion in establishing the price for the specified advertisement. Under a framework contract, the Company receives separate purchase orders from advertising agencies before the broadcast. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized monthly over the service period of the purchase order.

For contracts signed directly with the advertisers, the Company commits to display a series of advertisements which are substantially the same or similar in content and transfer pattern, and the display of the whole series of advertisements is identified as the single performance obligation under the contract. The Company satisfies its performance obligations over time by measuring the progress toward the display of the whole series of advertisements in a contract, and advertising revenue is recognized over time based on the number of advertisements displayed.

Payment terms and conditions vary by contract types, and terms typically include a requirement for payment within a period from 3 to 13 months. In instances where the time length between the transfer of service and the collection of consideration is more than 12 months, the Company has determined that the advertising contracts generally do not include a significant financing component, as the time value of the portion of service with long credit term is insignificant to the full contract price. Both direct advertisers and third-party advertising agencies are generally billed at the end of the display period and require the Company to issue VAT invoices in order to make their payments.

15.	We note your disclosures on page 53 regarding the monetization of your online games. Please quantify for us your revenues from online games during the periods presented. If material, please revise your financial statement footnotes to describe your accounting policies for this revenue stream. Please refer to ASC 606-10-50-12.

Response: We have been informed by Glory Star that the online games commenced in March 2019, and that the revenue from online games was $23 for the six months ended June 30, 2019, which is immaterial compared to total revenue. The accounting policy of online games revenue will be added if it reaches a significant percentage of net revenue in the future.

12. Income Taxes

Accounting for uncertainty tax position, page F-54

16.	We note your statement that, “For the years ended December 31, 2017 and 2018, the Company identified an uncertain tax position (“UTP”) that the cost allocation between Horgos and Glory Star Beijing, which are taxed currently at 0% and 25% respectively, might not be properly supported. The related impact of such UTP was amounting to $498 and $428 for the years ended December 31, 2017 and 2018 respectively, and have been deducted from accumulated loss when calculating deferred tax assets.” In this regard, please clarify your accounting for the uncertain tax position and whether the impact was recorded in your consolidated statement of income. Please refer us to your basis in the accounting literature.

Response: In response to the Staff’s comment, Glory Star has advised TKK that it refers to ASC 740-10-55-3 and has applied a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. The first step is to evaluate the uncertain tax position for recognition by determining if the current cost allocation would be sustained upon examination. Based on the Company’s evaluation of cost allocations between Horgos and Glory Star Beijing, it was more likely than not that there would be some re-allocation of such costs between the two entities.

The second step is to measure the impact of the uncertain tax position as the largest amount that is more than 50% likely of being realized upon settlement. Had the cost been reallocated from Glory Star Beijing to Horgos, it would reduce Glory Star Beijing’s accumulated loss and lead to a reduction of its deferred tax assets totaling $498 and $428 for the years ended December 31, 2017 and 2018, respectively. Based on ASU 2013-11, “Unrecognized tax benefit net with net operating loss presentation is required when net operating loss carryforward exists.” The Company’s unrecognized tax benefit totaling $498 and $428 was appropriately netted against the Company’s net operating loss carryforward deferred tax asset. As such, the impact of the unrecognized tax benefit has been recognized in the Company’s consolidated statement of income as a portion of the deferred tax expense

General

17.	Please disclose the source of the following assertions:
●	Glory Star Group operates a leading mobile and online advertising, digital media, and entertainment business in China (pages 3, 4, 49, 90, 104 and 124); and
●	Glory Star Group has a leading market position (pages 90).

Response: Glory Star has advised TKK that Glory Star Group considers itself a leader in mobile and online advertising, digital media and entertainment business in China based on the awards that its online shows, programming, and advertising campaigns have won and the recognition that it has received in this industry, including, but not limited to, the following:

●	2017 “Annual Award for Excellent Program Production Institution” by China Radio Film and TV Magazine;
●	2018 “Annual Award for Brand Influence Program Production Institution” by China Radio Film and TV Magazine;
●	2018 “Most Influential Program Production Company” by Media Internal Reference Reports (Chuanmei Neican) and TV Guide China Magazine;
●	2018 “2017-2018 Annual Award for Media Company with Most Brand Power in China” by Macau International Advertising Festival Committee;
●	2019 “2018-2019 Annual Award for Media Company with Most Brand Power in China” by Macau International Advertising Festival Committee;
●	2018 Hello! Rapper produced by Glory Star (Beijing) received “2017-2018 Award for Cross-Strait Market Influence Program” by Asia Broadcasting Association (Beijing) Media Communication Technology Research Institute, Asia Association of Radio & TV Promotion, Media Content Production Industry Association (Taiwan) and Movie-Television-Media Association of Macau;
●	2018, CHEERS App received “Cross-Strait Brand Media Institution” by Asia Broadcasting Association (Beijing) Media Communication Technology Research Institute, Asia Association of Radio & TV Promotion, Media Content Production Industry Association (Taiwan) and Movie-Television-Media Association of Macau;
●	2018 My Heroes/A Little Love Song received “Award for 2019 Most Expected TV Series” by Media Internal Reference Reports (Chuanmei Neican) and TV Guide China Magazine;
●	2018 Glory Star received “Award for Most Artistic Influence Web Series Production Institution” by China TV Artists Association;
●	2018 Hello! Rapper received “Most Excellent Variety Show” of “Asian-American TV & Film Festival Golden Oak Award” by Asian-American TV & Film Alliance;
●	2019 CHEERS App received “2018-2019 Annual Award for Most Innovative Chinese Media” by Macau International Advertising Festival Committee;
●	2019 CHEERS App Show Bargain Genius received “2018-2019 Annual Award for Most Innovative Marketing in China” by Macau International Advertising Festival Committee;
●	2019 My Heroes/A Little Love Song received Award for “Best Network Drama” of “Asian-American TV & Film Festival Golden Oak Awards” by Asian-American TV & Film Alliance; and

●	2019 Hello! Rapper 2 received award for “Most Excellent Variety Show” of “Asian-American TV & Film Festival Golden Oak Awards” by Asian-American TV & Film Alliance.

Glory Star has advised us that it would be pleased to furnish the Staff support or confirmation with respect to each of the above awards.

Based on the awards described above, TKK concluded that Glory Star Group has a leading position and has revised the disclosure on page 90 accordingly.

18.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Please revise your prospectus to:
●	Describe how and when a company may lose emerging growth company status;
●	Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934;
●	State your election under Section 107(b) of the JOBS Act;
●	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
●	If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: The comment refers to a prospectus, whereas the current document is an Offer to Purchase filed under cover of Form TO, and not a prospectus. The disclosures requested were included in the Company’s final prospectus dated August 15, 2018 with respect to its initial public offering (available at

https://www.sec.gov/Archives/edgar/data/1738758/000121390018011326/f424b4081618_tkksymphony.htm), the Company stated as follows:

Page 6:

Emerging Growth Company Status

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to herein as the JOBS Act). We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period. As an emerging growth company, we have elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards.

Pages 36- 37:

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceed $1.07 billion, or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our shares less attractive because we may rely on these provisions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Page 60:

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Pages 75-76:

We are an emerging growth company as defined in the JOBS Act and will remain such for up to five years. However, if our non-convertible debt issued within a three-year period or our total revenues exceed $1.0 billion or revenues exceed $1.07 billion, or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we have elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Page F-9:

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

In addition, in its first registration statement on Form S-1, the Company did not elect not to use the extended transition period for complying with new or revised accounting standards.

https://www.sec.gov/Archives/edgar/data/1738758/000121390018009839/fs12018_tkksymphony.htm

In view of the foregoing, we respectfully request the staff to confirm that the above disclosures should also be made in the Offer to Purchase.

We appreciate the Staff comments, and would be pleased to answer any further questions the Staff may have.

Sincerely,

/s/ Jeffrey W. Rubin
Jeffrey W. Rubin

cc: Sing Wang